KOKOMO ENTERPRISES INC.

NEWS RELEASE

Date: March 30, 2011

Symbols: KKO - CNSX

                KKOEF - OTC Bulletin Board

Non-Brokered Private Placement

Kokomo Enterprises Inc. (the “Company” or “Kokomo”) wishes to announce that it will enter into non-brokered Private Placement Financing Agreements with certain investors (the “Subscribers”) whereby the Subscribers will purchase up to 1,000,000 Units of the securities of the Company at the price of $0.10 per Unit for total proceeds to the Company of up to $100,000.  Each Unit shall consist of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company.  Each warrant shall be exercisable at the price of $0.15 per common share for a period of two years from Closing.  There will be no finder’s fee payable in respect to this transaction.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.kokomoenterprises.ca or the CNSX’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

Kokomo Enterprises Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

KOKOMO ENTERPRISES INC.

Suite 1000, 1177 West Hastings St.

Vancouver, BC  V6E 2K3

Tel: 604 681-1519  Fax: 604 681-9428

www.kokomoenterprises.ca   email: info@kokomoenterprises.ca